JARDINE STRATEGIC HOLDINGS LIMITED
Securities and Exchange Commission File No.82-3085

Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

04036681

26th August 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

RECEIVED
2004 SEP -2 P 3:28
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Dear Sirs

Jardine Strategic Holdings Limited (the "Company")

We enclose for your information the following documents of the Company:-

(1) a copy of the Interim Report 2004; and

(2) a notification dated 26th August 2004 which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

PROCESSED
SEP 07 2004
THOMSON
FINANCIAL

pp Neil M McNamara
Group Corporate Secretary

Encl

JARDINE STRATEGIC HOLDINGS LIMITED
Securities and Exchange Commission File No.82-3085

## Regulatory Announcement

Go to market news section

| | |
|---|---|
| **Company** | Jardine Strategic Hldgs Ld |
| **TIDM** | JDS |
| **Headline** | Doc re Interim Report |
| **Released** | 10:18 26-Aug-04 |
| **Number** | 3333C |

RECEIVED
2004 SEP -2 P 2:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

**JARDINE STRATEGIC HOLDINGS LIMITED**

**INTERIM REPORT 2004**

Jardine Strategic Holdings Limited announces that its Interim Report for the six months ended 30th June 2004 has been posted to shareholders today, Thursday, 26th August 2004, and is available on the Company's website at www.jardines.com.

A copy of the above report has also been submitted to the UK Listing Authority (the "UKLA"), and will shortly be available for inspection at the UKLA's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
Tel no. (44) 20 7066 1000

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Strategic Holdings Limited

26th August 2004

www.jardines.com

END

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©2004 London Stock Exchange plc. All rights reserved

JARDINE STRATEGIC HOLDINGS LIMITED
Securities and Exchange Commission File No.82-3085

RECEIVED
2004 SEP -2 P 3:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

# Jardine Strategic

## Interim Report 2004

Jardine Strategic

Jardine Strategic Holdings Limited
Jardine House
Hamilton
Bermuda

# Highlights

- First half underlying earnings per share up 75%
- Strong contributions from Jardine Matheson, Dairy Farm and Astra
- Hongkong Land property values up 15%
- Net asset value per share up 17% to US$9.48

- Results

| | (unaudited) Six months ended 30th June | | |
|---|---|---|---|
| | **2004** US$m | 2003 US$m | Change % |
| Revenue | **2,792** | 2,522 | *11* |
| Underlying profit attributable to shareholders[1] | **191** | 111 | *72* |
| Profit/(loss) attributable to shareholders | **501** | (255) | *N/A* |
| | US¢ | US¢ | % |
| Underlying earnings per share[1] | **30.91** | 17.70 | *75* |
| Earnings/(loss) per share | **81.00** | (40.58) | *N/A* |
| Interim dividend per share | **4.80** | 4.60 | *4* |
| | US$ | US$ | % |
| Net asset value per share[2] | **9.48** | 8.09[3] | *17* |

[1] The basis of calculation of underlying profit is set out in note 6 to the condensed financial statements.

[2] Based on the market price of the Company's holdings.

[3] At 31st December 2003.

# Chairman's Statement

## Performance

The Company's underlying net profit grew strongly in the first half of 2004 to US$191 million, up 72% over the same period last year. Since, however, a number of exceptional challenges were encountered in the first half of 2003, the 12% increase over last year's second half profit of US$170 million makes a fairer comparison. Underlying earnings per share for the first six months of 2004 were enhanced by the positive effect of share repurchases and reached US¢30.91, an increase of 75% over the first half of 2003.

There were good results from Jardine Strategic's principal subsidiaries and affiliates, which responded well to the positive economic environment in Asia that began to develop in mid-2003. Dairy Farm's excellent performance continued, and Hongkong Land's earnings rose as profits on residential sales more than offset the effect of further negative rent reversions. Mandarin Oriental's result benefited from higher occupancy levels, although some weakness in room rates remained and there were start-up costs associated with its new Washington hotel. Jardine Cycle & Carriage's earnings improvement reflected another outstanding result from its Indonesian affiliate, Astra. The contribution from Jardine Matheson's directly owned businesses was also higher with a notable turnaround in Jardine Pacific's profit, a good result in US dollar terms from Jardine Lloyd Thompson, due to the strength of Sterling, and growth in Jardine Motors Group from a better performance in the United Kingdom.

A 15% increase in the value of Hongkong Land's investment property portfolio was recorded at the half year. In accordance with International Financial Reporting Standards, the Company's share of the non-cash gain arising of US$287 million has been taken through the profit and loss account resulting in a net profit attributable to shareholders of US$501 million for the six months.

Net asset value per share at 30th June 2004, based on the market price of the Company's holdings, was US$9.48 compared with US$8.09 at the prior year end, an increase of 17%.

An increased interim dividend of US¢4.80 per share has been declared.

## Business Developments

The companies within the Group remain active in building their core businesses, while taking advantage of opportunities to dispose of operations or assets that no longer meet their development criteria.

Within Jardine Matheson's directly held businesses, Jardine Pacific produced an encouraging performance, although its engineering and construction interests again experienced weak markets. The group has continued to refine its business portfolio with the sale of interests in Hawaii and Taiwan. Jardine Motors Group disposed of its motor operations in the United States and some of its interests in the United Kingdom. It also sold to Jardine Cycle & Carriage its investments in listed motor companies in Indonesia and Malaysia, the latter subject to regulatory approval. The group is concentrating on its prime operations in the United Kingdom and Southern China, including Hong Kong. Jardine Lloyd Thompson faced dollar weakness and changing reinsurance market conditions that offset improvements elsewhere, though its contribution to Jardine Matheson was bolstered by exchange translation gains. At mid-year the company announced the acquisition of a number of operations in Latin America.

Dairy Farm is strengthening its leading retail positions in Asia through acquisition and organic growth. Recent acquisitions in Malaysia and Singapore have enhanced an already improving trend in those countries, and there has been further expansion of its hypermarket operations in Southeast Asia. Progress is also being

made in Southern China where 7-Eleven ended the half-year with 168 outlets and Mannings, the health and beauty chain, is planning its first store opening in the fourth quarter. Dairy Farm continues to dispose of assets with the sale of its ice manufacturing and cold store operation and properties in Hong Kong.

Jardine Cycle & Carriage made progress in focusing its motor activities on Southeast Asia with the sale of its New Zealand operations and the acquisition of Jardine Motors Group's interests in Indonesia and, in due course, Malaysia. In Singapore, agreement was reached with DaimlerChrysler to extend the group's retail exclusivity for Mercedes-Benz to the end of 2010. The company's property arm, MCL Land, is pursuing a strategy of selling investment properties to focus on development, and has recently announced the sale of a commercial property in Singapore for US$88 million.

Jardine Cycle & Carriage's principal affiliate, Astra, benefited in its motor vehicle and motorcycle markets from strong consumer demand in Indonesia. Astra's financial position continues to improve from good operating cash flows, and United Tractors, now 53% owned, raised over US$70 million through a rights issue as part of a comprehensive debt restructuring programme. Astra also took the opportunity to increase its shareholding in its agribusiness, Astra Agro Lestari, from 63% to 80%. Jardine Cycle & Carriage increased its stake in Astra from 37% to 42% during the period at a cost of some US$120 million, and is benefiting from the company's resumption of dividend payments.

Mandarin Oriental's expansion strategy has continued with the launch of its latest hotel, the 80%-owned Mandarin Oriental, Washington D.C., in March 2004. Development projects are progressing in Hong Kong, Tokyo and Boston. Mandarin Oriental has also announced that it is to manage the Hôtel Royal Monceau in Paris and two new luxury resorts in Thailand and Mexico.

The recovery in the Hong Kong office market, which began in mid-2003, has led to some improvements in values and occupancy in Hongkong Land's portfolio. The rental reversion pattern will, however, delay the benefit to earnings of a still restrained rise in rents. The group's retail portfolio continued to perform well with average rents rising further. The refurbishment of The Landmark complex in Hong Kong is making progress, and the joint-venture development in Singapore at One Raffles Quay is attracting leasing interest ahead of its completion in early 2006. The group has also achieved good contributions from its residential developments in Hong Kong and Beijing.

The Group has continued its policy of consolidating its interests by share purchases and repurchases when attractive opportunities are presented to improve returns to shareholders. In July, the Company increased its interest in Jardine Cycle & Carriage to 58% when it acquired a 3% stake in exchange for nearly half of the 9% shareholding in Malaysian listed bank, EON Capital Berhad, received by way of a distribution from Edaran Otomobil Nasional ('EON'). Its interest in EON, the Malaysian motor distributor, remains unchanged at 18%. The Company's principal attributable interests in its other strategic investments currently stand at 52% in Jardine Matheson, 42% in Hongkong Land, 78% in Dairy Farm and 74% in Mandarin Oriental.

## Outlook

Our businesses continue to perform well and good earnings growth can be expected for the full year, although the rate of increase will flatten since the second half of 2003 was considerably stronger than the first half.

**Henry Keswick**
*Chairman*

4th August 2004

**Hongkong Land**

A major listed group, with some 5 million sq. ft of prime commercial property in the heart of Hong Kong. Hongkong Land also develops high quality property and infrastructure projects in Asia. (42%)

**Dairy Farm**

A listed pan-Asian retail group operating 2,680 outlets, including supermarkets, hypermarkets, health and beauty stores, convenience stores, home furnishings stores and restaurants. (78%)

**Mandarin Oriental The Hotel Group**

A listed international hotel investment and management group with a portfolio of 25 deluxe and first class hotels worldwide, including five under development. (74%)

**Jardine Cycle & Carriage**

A leading Singapore-listed group with interests comprising: a 42% strategic stake in Astra, a leading Indonesian conglomerate; motor trading; and property investment and development. (58%)

(Attributable interests of Jardine Strategic as at 31st July 2004)

**Jardine Matheson**

An Asian-based conglomerate with a portfolio of interests in leading businesses, held in part through its 79% stake in Jardine Strategic. (52%)

**Jardine Pacific**

Jardine Pacific's select portfolio of businesses represents a significant number of the Group's non-listed interests in the Asia-Pacific region. (100%)

**Jardine Motors Group**

Engaged in the distribution, sales and service of motor vehicles, Jardine Motors Group has operations in Asia and the United Kingdom. (100%)

**Jardine Lloyd Thompson Group plc**

A leading listed provider of risk solutions and insurance services, combining specialist skills in the London insurance market with an international network. (32%)

(Attributable interests of Jardine Matheson as at 31st July 2004)

Jardine Strategic is a holding company with its principal interests in Jardine Matheson, Hongkong Land, Dairy Farm, Mandarin Oriental and Jardine Cycle & Carriage. Its policy is to take strategic stakes in multinational businesses, particularly those with an Asian focus, and to support their expansion. It also complements these interests with smaller positions in quality businesses with existing or potential links with the Group.

Jardine Strategic is incorporated in Bermuda with its primary share listing in London. The Company's shares are also listed in Singapore and Bermuda.

Jardine Matheson Limited, which operates from Hong Kong, acts as General Manager to the Company and provides management services to the Group companies. It makes available senior management and provides financial, legal, human resources and treasury support services to the Group's subsidiary undertakings and associates.

# Operating Review

## Jardine Matheson

Jardine Matheson achieved an underlying net profit for the first half of 2004 of US$194 million, an increase of 64% over the same period last year. Underlying earnings per share were further enhanced by the effect of share repurchases and reached US¢54.86, an increase of 70% over the first half of 2003. Of its directly held investments:

- **Jardine Pacific** increased its underlying profit for the first half by 90% to US$49 million as it benefited from the economic recovery in the region over the last nine months, and especially in its primary Hong Kong markets. It is expected that the group's earnings will stabilize in the second half. Jardine Pacific's air cargo, shipping and aviation services operations performed well with a good increase in activity; in particular HACTL reported a 16% rise in cargo throughput in the period. The construction sector remained weak, however, and Gammon won relatively little new business in the first half, though Jardine Schindler's order intake was healthy. The restaurant operations performed strongly. The group's remaining interests performed slightly ahead of last year. Jardine Pacific's Caterpillar dealerships in Hawaii and Taiwan were sold, as was its interest in United Terminal in Taiwan. A programme to sell residential properties in Hong Kong is substantially complete.

- **Jardine Motors Group**'s underlying profit in the first half increased 27% to US$26 million as improvements in the United Kingdom offset the loss of contribution from the Hawaiian operations that were sold at the end of 2003. In Hong Kong, Zung Fu achieved a good order intake for Mercedes-Benz passenger cars, although margins were under pressure, and its after-sales performance remained strong. In Southern China, the Mercedes-Benz distribution joint venture produced higher volumes and margins, while an overall profit was also achieved by Zung Fu's service operations. There was a further improvement in results in the United Kingdom as the core dealerships produced a higher contribution and gains were made on property sales. A number of disposals of businesses were made by the group in the first six months, which will reduce recurring earnings in the short term. These included a rationalization of interests in Southeast Asia, whereby Jardine Cycle & Carriage has acquired the group's 34% stake in PT Tunas Ridean in Indonesia and has agreed, subject to regulatory approval, to acquire its 12% interest in Cycle & Carriage Bintang.

- **Jardine Lloyd Thompson** made encouraging progress in the first half of the year against the background of continued weakness in the United States dollar, a changing reinsurance environment and a softening of insurance rates. Brokerage and fees grew by 8% to £243 million, and profit before tax (excluding exceptional items and goodwill amortization) under United Kingdom accounting standards was £68 million, up 3%. The reported figures for 2004 and prior year comparatives reflect the adoption of revised accounting standards. The Risk & Insurance Group, covering worldwide insurance and reinsurance broking and risk services activities, recorded a turnover of £203 million, up 10% (13% at constant rates of exchange). The results were impacted by the challenging market conditions, which affected Risk Solutions in particular, but the underlying business has made progress. The Employee Benefits Group produced a modest growth in turnover, and trading margins continued to improve. The company is to establish an insurance and reinsurance broking presence in certain territories in Latin America, which is an important market with the potential for the group to benefit from its specialty expertise.

## Hongkong Land

Hongkong Land's first half underlying net profit rose by 24% to US$104 million as the decline in commercial revenue was more than offset by profits arising from residential sales. The group's investment property portfolio increased in value by some 15% since 31st December 2003, producing a valuation surplus of US$810 million.

The first half of 2004 saw further recovery in the Hong Kong office market, although the market remains competitive and rentals are only rising gradually. Hongkong Land continues to retain existing tenants and attract new ones, with vacancy in its portfolio falling to 6.2%. Its rental reversion pattern, however, is expected to remain negative for some time, delaying the benefit of the market recovery on underlying earnings. The group's retail portfolio continued to perform well with average rents rising further. The refurbishment of The Landmark complex is making good progress and the first phase of new luxury flagship stores are opening. Outside Hong Kong, the group's joint-venture development in Singapore at One Raffles Quay is attracting leasing interest ahead of its completion in early 2006.

Profit has been recognized on the first phase of the group's residential joint-venture development in Beijing, and the second phase is now under construction with over 90% pre-sold. Despite a slowing in the Hong Kong residential market, almost 80% of the units of the group's development in Western District were also pre-sold.

Of Hongkong Land's remaining infrastructure assets, its 37.5%-owned Tradeport logistics terminal at Hong Kong International Airport added customers, albeit at a slow pace, and 28.5%-held Asia Container Terminals took delivery of its two berths at CT8 West in May.

## Dairy Farm

Dairy Farm remains focused on strengthening its leading retail positions in Asia. Its sales for the period, including associates, increased 16% to US$2.5 billion, and underlying net profit rose by 40% to US$62 million. Its businesses benefited from the stable economic environment in Asia and from acquisitions made in recent years.

Significant profit growth was achieved in Dairy Farm's North Asia operations, particularly in Hong Kong. Mannings health and beauty stores remain one of the group's best performing businesses and there was a gradual improvement at Wellcome supermarkets. 7-Eleven, which was adversely affected last year by SARS, rebounded strongly, but restaurant associate, Maxim's, is taking longer to recover. IKEA performed well in Hong Kong and Taiwan, and there are plans for store expansion in the second half. Development also continued in Southern China where 7-Eleven ended the half-year with 168 stores and Mannings plans to open its first store in Guangzhou in the fourth quarter.

The group's Southeast Asia operations again performed strongly, building on the benefits arising from recent acquisitions in Malaysia and Singapore. Seven Giant hypermarkets, Dairy Farm's main growth vehicle in the region, were opened, and the profitable Guardian health and beauty store format continued to be rolled out. Results in the Indonesian supermarkets, however, have yet to come through, and the performance in India remains disappointing.

Further selective disposals of operations and properties were made during the period, and agreement was also reached for the sale of a warehouse in Hong Kong, which completed in July. An exceptional gain of US$84 million arose on these disposals, of which US$61 million will be recognized in the second half.

## Mandarin Oriental

A rebound in international travel following the impact of SARS in Asia in the first half of 2003 helped to increase occupancy levels at Mandarin Oriental, although room rates have lagged in some properties.

Profit attributable to shareholders for the first six months of 2004 was US$5.6 million, compared with a loss of US$10.7 million in the first half of 2003. This improvement, coupled with the recent addition of new properties in New York and Washington D.C., makes the first half of 2004 a significant milestone for the group.

Improved occupancy in most destinations led to higher revenues from the group's subsidiary hotels. In particular, operating profit recovered in Hong Kong where both Mandarin Oriental and The Excelsior achieved strong occupancy levels, at 80% and 88%, respectively. Mandarin Oriental, Hyde Park in London continued to perform well. At the group's associate and joint venture hotels, operating profits increased with growth in Asia and the leisure markets in Hawaii and Miami. Meanwhile, Mandarin Oriental, New York is establishing itself as the leading hotel in the city and is beginning to perform in line with expectations.

The group's latest hotel, Mandarin Oriental, Washington D.C., was well received when it opened in late March, although its results were adversely affected by start-up costs. The construction of Mandarin Oriental, Tokyo, remains on track to open in early 2006, and progress is also being made on new hotel developments at The Landmark in Hong Kong and in Boston. Over the past six months, the group's development strategy has gathered momentum with the announcement that it is to manage two luxury resorts under construction in northern Thailand and Mexico, and agreement has also been reached to manage the Hôtel Royal Monceau in Paris, which will undergo a significant renovation.

## Jardine Cycle & Carriage

Improved performances from most operations enabled Jardine Cycle & Carriage to produce a good increase in earnings with underlying profit after tax and minorities for the period rising 38% to US$129 million. The effect of its rights issue in 2003 meant that underlying earnings per share increased at the lower rate of 12%.

Jardine Cycle & Carriage increased its shareholding in Astra in the half-year from 37% to its current 42% at a cost of some US$120 million. Astra's contribution to the group's underlying profit for the period was US$100 million, up 33%. There was good growth in Astra's motor vehicle and motorcycle markets in Indonesia due to continued buoyant consumer demand. The strong sales also benefited Astra's consumer finance operations. Astra's affiliate, United Tractors, now 53% held, raised over US$70 million through a rights issue in May, which it used to repurchase debt. Astra also increased its shareholding in its agribusiness, Astra Agro Lestari, from 63% to 80%.

Underlying profit from its motor operations improved by 61% to US$20 million due to the elimination of the losses from Australia and good performances by all operations except Malaysia. The New Zealand motor activities traded well prior to their sale in June 2004, which produced a gain of US$24 million. Agreement has been reached with DaimlerChrysler to extend the group's retail exclusivity in Singapore to the end of 2010. The group has expanded its Indonesian motor interests with the acquisition of a 34% shareholding in PT Tunas Ridean for US$20 million and is to acquire further 12% stake in Cycle & Carriage Bintang for US$11 million, subject to regulatory approval, which will increase its shareholding to 59%.

The underlying contribution from property was US$13 million, 26% higher than the same period last year. MCL Land is selling investment properties to focus on development. Agreement has been reached for the sale of 78 Shenton Way for US$88 million, although a write-down in value of US$19 million by MCL Land has been required prior to disposal.

# Consolidated Profit and Loss Account

| | Note | (unaudited) Six months ended 30th June 2004 US$m | 2003 US$m | Year ended 31st December 2003 US$m |
|---|---|---|---|---|
| Revenue | 2 | **2,792** | 2,522 | 5,122 |
| Cost of sales | | **(2,071)** | (1,914) | (3,843) |
| Gross profit | | **721** | 608 | 1,279 |
| Other operating income | | **75** | 25 | 60 |
| Selling and distribution costs | | **(471)** | (430) | (871) |
| Administration expenses | | **(130)** | (115) | (236) |
| Other operating expenses | | **(45)** | (14) | (64) |
| Operating profit | 3 | **150** | 74 | 168 |
| Net financing charges | | **(29)** | (34) | (60) |
| Share of results of associates and joint ventures excluding change in fair value of investment properties | | **208** | 139 | 353 |
| Increase/(decrease) in fair value of investment properties | | **290** | (357) | (318) |
| Share of results of associates and joint ventures | 4 | **498** | (218) | 35 |
| Profit/(loss) before tax | | **619** | (178) | 143 |
| Tax | 5 | **(28)** | (17) | (36) |
| Profit/(loss) for the period | | **591** | (195) | 107 |
| Profit/(loss) attributable to shareholders | | **501** | (255) | (21) |
| Profit attributable to outside interests | | **90** | 60 | 128 |
| | | **591** | (195) | 107 |
| | | US¢ | US¢ | US¢ |
| Earnings/(loss) per share | 6 | | | |
| – basic | | **81.00** | (40.58) | (3.32) |
| – diluted | | **80.78** | (40.70) | (3.57) |

# Consolidated Balance Sheet

| | Note | (unaudited) At 30th June 2004 US$m | At 30th June 2003 US$m | At 31st December 2003 US$m |
|---|---|---|---|---|
| **Net operating assets** | | | | |
| Goodwill | | **313** | 188 | 220 |
| Tangible assets | | **1,238** | 1,093 | 1,260 |
| Investment properties | | **45** | 251 | 232 |
| Leasehold land payments | | **416** | 413 | 427 |
| Associates and joint ventures | | **3,527** | 2,839 | 2,990 |
| Other investments | | **301** | 259 | 304 |
| Deferred tax assets | | **25** | 18 | 27 |
| Pension assets | | **42** | 44 | 42 |
| Other non-current assets | | **1** | 14 | 15 |
| Non-current assets | | **5,908** | 5,119 | 5,517 |
| Properties for sale | | **335** | 344 | 340 |
| Stocks | | **409** | 426 | 508 |
| Debtors and prepayments | | **289** | 220 | 293 |
| Current tax assets | | **9** | 8 | 8 |
| Bank balances and other liquid funds | | **458** | 547 | 418 |
| | | **1,500** | 1,545 | 1,567 |
| Non-current assets classified as held for sale | 7 | **137** | – | – |
| Current assets | | **1,637** | 1,545 | 1,567 |
| Creditors and accruals | | **(1,017)** | (844) | (1,062) |
| Borrowings | | **(295)** | (408) | (292) |
| Current tax liabilities | | **(39)** | (32) | (38) |
| Current provisions | | **(19)** | (13) | (21) |
| | | **(1,370)** | (1,297) | (1,413) |
| Liabilities directly associated with non-current assets classified as held for sale | 7 | **(4)** | – | – |
| Current liabilities | | **(1,374)** | (1,297) | (1,413) |
| Net current assets | | **263** | 248 | 154 |
| Long-term borrowings | | **(1,478)** | (1,593) | (1,562) |
| Deferred tax liabilities | | **(108)** | (91) | (109) |
| Pension liabilities | | **(4)** | (3) | (3) |
| Non-current provisions | | **–** | (17) | (6) |
| Other non-current liabilities | | **(7)** | (20) | (13) |
| | | **4,574** | 3,643 | 3,978 |
| **Total equity** | | | | |
| Share capital | | **52** | 52 | 52 |
| Share premium | | **1,224** | 1,224 | 1,224 |
| Revenue and other reserves | | **3,226** | 2,345 | 2,635 |
| Own shares held | | **(888)** | (856) | (867) |
| Shareholders' funds | | **3,614** | 2,765 | 3,044 |
| Outside interests | | **960** | 878 | 934 |
| | | **4,574** | 3,643 | 3,978 |

# Consolidated Statement of Changes in Equity

| | Note | (unaudited) Six months ended 30th June 2004 US$m | 2003 US$m | Year ended 31st December 2003 US$m |
|---|---|---|---|---|
| Total equity at beginning of period | | **3,978** | 3,918 | 3,918 |
| Change in accounting policy for goodwill | | **153** | – | – |
| | | **4,131** | 3,918 | 3,918 |
| Attributable to outside interests | | **(934)** | (924) | (924) |
| Shareholders' funds at beginning of period | | **3,197** | 2,994 | 2,994 |
| Revaluation of properties | | | | |
| – net revaluation surplus/(deficit) | | **3** | (2) | (7) |
| – deferred tax | | **–** | (1) | (3) |
| Revaluation of other investments | | | | |
| – fair value gain | | **25** | 54 | 117 |
| – transfer to consolidated profit and loss account on disposal | | **13** | – | 1 |
| Net exchange translation differences | | | | |
| – amount arising in the period | | **(85)** | 48 | 89 |
| – transfer to consolidated profit and loss account | | **(3)** | 1 | 6 |
| Cash flow hedges | | | | |
| – fair value gain | | **8** | 7 | 10 |
| – transfer to consolidated profit and loss account | | **2** | 2 | – |
| Net (loss)/profit recognized directly in equity | | **(37)** | 109 | 213 |
| Profit/(loss) for the period | | **591** | (195) | 107 |
| Total recognized profit/(loss) | | **554** | (86) | 320 |
| Attributable to outside interests | | **(54)** | (78) | (167) |
| | | **500** | (164) | 153 |
| Dividends | 8 | **(61)** | (62) | (92) |
| Employee share option schemes | | | | |
| – value of employee services | | **1** | – | 1 |
| Change in attributable interests | | **(2)** | (1) | 1 |
| Increase in own shares held | | **(21)** | (2) | (13) |
| Shareholders' funds at end of period | | **3,614** | 2,765 | 3,044 |
| Total equity | | **4,574** | 3,643 | 3,978 |
| Attributable to outside interests | | **(960)** | (878) | (934) |
| Shareholders' funds | | **3,614** | 2,765 | 3,044 |

# Consolidated Cash Flow Statement

| | Note | (unaudited) Six months ended 30th June 2004 US$m | 2003 US$m | Year ended 31st December 2003 US$m |
|---|---|---|---|---|
| **Operating activities** | | | | |
| Operating profit | | **150** | 74 | 168 |
| Depreciation and amortization | | **63** | 64 | 134 |
| Other non-cash items | | **(14)** | 12 | 51 |
| Decrease/(increase) in working capital | | **48** | (13) | 125 |
| Interest received | | **3** | 6 | 9 |
| Interest and other financing charges paid | | **(31)** | (40) | (86) |
| Tax paid | | **(21)** | (16) | (29) |
| | | **198** | 87 | 372 |
| Dividends from associates and joint ventures | | **129** | 128 | 233 |
| Cash flows from operating activities | | **327** | 215 | 605 |
| **Investing activities** | | | | |
| Purchase of subsidiary undertakings | *9(a)* | **(38)** | (214) | (277) |
| Purchase of associates and joint ventures | *9(b)* | **(150)** | (101) | (184) |
| Repayment of amounts due to associates and joint ventures | | **-** | (72) | (95) |
| Purchase of other investments | | **(11)** | (1) | (2) |
| Purchase of tangible assets | | **(79)** | (82) | (181) |
| Sale of subsidiary undertakings | *9(c)* | **65** | – | 7 |
| Sale of associates and joint ventures | | **12** | 7 | 15 |
| Sale of other investments | *9(d)* | **35** | 40 | 49 |
| Sale of tangible assets | | **5** | 1 | 40 |
| Sale of investment properties | | **43** | 2 | 6 |
| Sale of leasehold land | | **11** | – | – |
| Cash flows from investing activities | | **(107)** | (420) | (622) |
| **Financing activities** | | | | |
| Capital contribution from outside shareholders | | **5** | 4 | 65 |
| Grants received | | **-** | 3 | 4 |
| Drawdown of borrowings | | **413** | 253 | 423 |
| Repayment of borrowings | | **(472)** | (154) | (580) |
| Dividends paid by the Company | | **(104)** | (104) | (152) |
| Dividends paid to outside shareholders | | **(15)** | (35) | (112) |
| Cash flows from financing activities | | **(173)** | (33) | (352) |
| Effect of exchange rate changes | | **(4)** | (4) | (3) |
| Net increase/(decrease) in cash and cash equivalents | | **43** | (242) | (372) |
| Cash and cash equivalents at beginning of period | | **415** | 787 | 787 |
| Cash and cash equivalents at end of period | | **458** | 545 | 415 |

# Notes

## 1 Accounting Policies and Basis of Preparation

The unaudited interim condensed financial statements have been prepared in accordance with IAS 34 – Interim Financial Reporting.

In 2004, the Group early adopted the following International Financial Reporting Standards:

| | |
|---|---|
| IFRS 2 | Share-based Payment |
| IFRS 3 | Business Combinations |
| IFRS 4 | Insurance Contracts |
| IFRS 5 | Non-current Assets Held for Sale and Discontinued Operations |
| IAS 36 (revised 2004) | Impairment of Assets |
| IAS 38 (revised 2004) | Intangible Assets |
| IAS 39 (amended 2004) | Financial Instruments: Recognition and Measurement |

The early adoption of IFRS 2 has resulted in a change in the accounting policy for share-based payments. Until 31st December 2003, the provision of share options to employees did not result in a charge in the profit and loss account. Subsequent to that date, the Group charges the cost of share options to the profit and loss account.

The early adoption of IFRS 3, IAS 36 (revised 2004) and IAS 38 (revised 2004) resulted in a change in the accounting policy for goodwill. Until 31st December 2003, goodwill was amortized on a straight line basis over a period ranging from 5 to 20 years and assessed for an indication of impairment at each balance sheet date. In accordance with the provisions of IFRS 3, the Group ceased amortization of goodwill from 1st January 2004. Accumulated amortization as at 31st December 2003 has been eliminated with a corresponding decrease in the cost of goodwill. The carrying amount of negative goodwill as at 31st December 2003 has been derecognized with a corresponding adjustment to the opening balance of equity. From the year ending 31st December 2004 onwards, goodwill is tested annually for impairment, and when there are indications of impairment.

The early adoption of IFRS 5 has resulted in a change in the accounting policy for non-current assets (or disposal groups) held for sale. The non-current assets (or disposal groups) held for sale were previously neither classified nor presented as current assets or liabilities. The application of IFRS 5 does not impact on the prior-period financial statements.

| | **2004**<br>US$m | 2003<br>US$m |
|---|---|---|
| The adoption of IFRS 2 resulted in: | | |
| *Six months ended 30th June* | | |
| Increase in administration expenses | **1** | – |
| Decrease in basic earnings per share (US¢) | **0.06** | 0.02 |
| Decrease in diluted earnings per share (US¢) | **0.06** | 0.02 |
| The adoption of IFRS 3 resulted in: | | |
| *At 1st January* | | |
| Increase in total equity | **153** | – |

## 1 Accounting Policies and Basis of Preparation *(continued)*

Following a change in the accounting standards in the United Kingdom, an associate revised its revenue recognition policy for insurance contracts settled by instalments. This revision has resulted in an acceleration of revenue recognition, offset by a deferral of a portion of revenue to recognize post placement contractual obligations. The effect of this change has been to increase profit attributable to shareholders for the six months ended 30th June 2003 and 2004 by US$1 million and US$3 million respectively.

Other than described above, there have been no other changes to the accounting policies described in the 2003 annual financial statements.

The Group's reportable segments are set out in note 2 and are described on pages 4 to 7.

## 2 Revenue

| | Six months ended 30th June | |
|---|---|---|
| | **2004** US$m | 2003 US$m |
| *By business:* | | |
| Dairy Farm | **1,919** | 1,660 |
| Mandarin Oriental | **151** | 90 |
| Jardine Cycle & Carriage | **722** | 772 |
| | **2,792** | 2,522 |

## 3 Operating Profit

| | Six months ended 30th June | |
|---|---|---|
| | **2004** US$m | 2003 US$m |
| *By business:* | | |
| Dairy Farm | **97** | 46 |
| Mandarin Oriental | **18** | 3 |
| Jardine Cycle & Carriage | **47** | 24 |
| | **162** | 73 |
| Corporate and other interests | **(12)** | 1 |
| | **150** | 74 |

## 4 Share of Results of Associates and Joint Ventures

| | Six months ended 30th June 2004 US$m | 2003 US$m |
|---|---|---|
| *By business:* | | |
| Jardine Matheson | **39** | 11 |
| Hongkong Land | **45** | 37 |
| Dairy Farm | **5** | 5 |
| Mandarin Oriental | **1** | – |
| Jardine Cycle & Carriage | **118** | 86 |
| | **208** | 139 |
| Increase/(decrease) in fair value of investment properties | **290** | (357) |
| | **498** | (218) |

Results are shown after tax and outside interests. In 2003, results are also shown after amortization of goodwill.

## 5 Tax

Tax on profits has been calculated at rates of taxation prevailing in the territories in which the Group operates. The Group has no tax payable in the United Kingdom.

## 6 Earnings Per Share

Basic earnings per share are calculated on profit attributable to shareholders of US$501 million *(2003: loss of US$255 million)* and on the weighted average number of 619 million *(2003: 627 million)* shares in issue during the period. The weighted average number excludes the Company's share of the shares held by an associate.

Diluted earnings per share are calculated on profit attributable to shareholders of US$500 million *(2003: loss of US$255 million)*, which is after adjusting for the effects of the conversion of dilutive potential ordinary shares of subsidiary undertakings, associates or joint ventures.

## 6 Earnings Per Share *(continued)*

Additional basic and diluted earnings per share are also calculated based on underlying earnings attributable to shareholders of US$191 million and US$190 million *(2003: US$111 million and US$110 million)* respectively. A reconciliation of earnings is set out below:

| | Six months ended 30th June | | | | | |
|---|---|---|---|---|---|---|
| | **2004** | | | 2003 | | |
| | | Basic earnings per share | Diluted earnings per share | | Basic earnings per share | Diluted earnings per share |
| | US$m | US¢ | US¢ | US$m | US¢ | US¢ |
| Underlying profit | **191** | **30.91** | **30.74** | 111 | 17.70 | 17.57 |
| Increase/(decrease) in fair value of investment properties | **283** | | | (359) | | |
| Other adjustments | **27** | | | (7) | | |
| | **310** | | | (366) | | |
| Profit/(loss) attributable to shareholders | **501** | **81.00** | **80.78** | (255) | (40.58) | (40.70) |

A fuller analysis of the adjustments made to the profit attributable to shareholders in arriving at the underlying profit is set out below:

| | Six months ended 30th June | |
|---|---|---|
| | **2004** | 2003 |
| | US$m | US$m |
| Increase/(decrease) in fair value of investment properties | | |
| – Hongkong Land | **287** | (356) |
| – other | **(4)** | (3) |
| | **283** | (359) |
| Sale and closure of businesses | | |
| – Hong Kong Ice | **11** | – |
| – New Zealand motor operations | **13** | – |
| – other | **–** | 1 |
| | **24** | 1 |
| Asset impairment | **–** | (3) |
| Fair value loss on options embedded in Jardine Matheson Guaranteed Bonds | **–** | (4) |
| Sale of leasehold properties | **6** | – |
| Sale of investments | **(5)** | – |
| Gain arising on increased interest in an associate | **2** | – |
| Debt buyback in an associate | **–** | 3 |
| Adjustments for depreciation, amortization and deferred tax* | **–** | (4) |
| | **310** | (366) |

*Representing difference between depreciation and amortization of owner-occupied leasehold interests calculated on a valuation and on a cost basis, and changes in tax rates in respect of deferred tax on the surplus arising on the valuation of owner-occupied leasehold interests upon an increase in holdings in subsidiary undertakings.

## 7 Non-current Assets Held for Sale

The major classes of assets and liabilities classified as held for sale are set out below:

| | At 30th June **2004** US$m |
|---|---|
| Tangible assets | **7** |
| Investment properties | **123** |
| Leasehold land payments | **7** |
| Total assets | **137** |
| | |
| Creditors and accruals | **(3)** |
| Deferred tax liabilities | **(1)** |
| Total liabilities | **(4)** |

The assets and liabilities related to a leasehold property in Dairy Farm and certain investment properties in Jardine Cycle & Carriage.

## 8 Dividends

| | Six months ended 30th June **2004** US$m | 2003 US$m |
|---|---|---|
| Final dividend in respect of 2003 of US¢9.90 *(2002: US¢9.90)* per share | **104** | 104 |
| Less Company's share of dividends paid on the shares held by an associate | **(43)** | (42) |
| | **61** | 62 |

An interim dividend in respect of 2004 of US¢4.80 *(2003: US¢4.60)* per share amounting to a total of US$50 million *(2003: US$48 million)* is declared by the Board. The net amount after deducting the Company's share of the dividends payable on the shares held by an associate of US$21 million *(2003: US$19 million)* will be accounted for as an appropriation of revenue reserves in the year ending 31st December 2004.

## 9 Notes to Consolidated Cash Flow Statement

| (a) Purchase of subsidiary undertakings | Six months ended 30th June<br>**2004**<br>US$m | <br>2003<br>US$m |
|---|---|---|
| Purchase of shares in Dairy Farm | **21** | 178 |
| Purchase of shares in Mandarin Oriental | **–** | 7 |
| Purchase of shares in Jardine Cycle & Carriage | **14** | – |
| Store acquisitions in Dairy Farm | **3** | 27 |
| Other | **–** | 2 |
| | **38** | 214 |

(b) Purchase of associates and joint ventures in the six months ended 30th June 2004 included the Company's increased interest in Hongkong Land of US$5 million *(2003: US$4 million)*, and Jardine Cycle & Carriage's increased interest in Astra of US$124 million *(2003: US$87 million)*, and acquisition of a 34% interest in PT Tunas Ridean of US$20 million.

| (c) Sale of subsidiary undertakings | Six months ended 30th June<br>**2004**<br>US$m | <br>2003<br>US$m |
|---|---|---|
| Tangible assets | **12** | – |
| Leasehold land payments | **1** | – |
| Deferred tax assets | **1** | – |
| Current assets | **51** | – |
| Current liabilities | **(30)** | – |
| Long-term borrowings | **(2)** | – |
| Deferred tax liabilities | **(1)** | – |
| Net assets disposed of | **32** | – |
| Cumulative exchange translation differences | **(4)** | – |
| Profit on disposal | **38** | – |
| Sale proceeds | **66** | – |
| Cash and cash equivalents of subsidiary undertakings disposed of | **(1)** | – |
| Net cash inflow | **65** | – |

Net cash inflow in 2004 of US$65 million included Dairy Farm's sale of Hong Kong Ice & Cold Storage of US$20 million and Jardine Cycle & Carriage's sale of its New Zealand motor operations of US$45 million.

(d) Sale of other investments in the six months ended 30th June 2004 included the Company's interest in Hap Seng Consolidated of US$20 million.

Sale of other investments in the six months ended 30th June 2003 included a distribution from Edaran Otomobil Nasional of US$36 million following its asset divestment in 2002.

## 10 Corporate Cash Flow and Net Debt

| | Six months ended 30th June | |
|---|---|---|
| | **2004** | 2003 |
| | US$m | US$m |
| Dividends receivable | **153** | 133 |
| Other operating cash flows | **(23)** | (22) |
| Cash flows from operating activities | **130** | 111 |
| Cash flows from investing activities | **(32)** | (71) |
| Dividends paid by the Company | **(104)** | (104) |
| Effect of exchange rate changes | **2** | 2 |
| Net increase in net debt | **(4)** | (62) |
| Net debt at beginning of period | **(641)** | (767) |
| Net debt at end of period | **(645)** | (829) |
| Represented by: | | |
| Bank balances and other liquid funds | **64** | 4 |
| 6.375% Guaranteed Bonds due 2011 | **(296)** | (295) |
| Other long-term borrowings | **(413)** | (538) |
| | **(645)** | (829) |

Corporate cash flow and net debt comprises the cash flows and net cash or debt of the Company and of its investment holding and financing subsidiary undertakings.

## 11 Capital Commitments and Contingent Liabilities

| | At 30th June 2004 US$m | At 30th June 2003 US$m | At 31st December 2003 US$m |
|---|---|---|---|
| (a) Capital commitments | **59** | 185 | 75 |

(b) Various Group companies are involved in litigation arising in the ordinary course of their respective businesses. Having reviewed outstanding claims and taking into account legal advice received, the Directors are of the opinion that adequate provisions have been made in the financial statements.

# Shareholder Information

### Dividend

The interim dividend of US¢4.80 per share will be payable on 20th October 2004 to shareholders on the register of members at the close of business on 27th August 2004. The ex-dividend date will be on 25th August 2004, and the share registers will be closed from 30th August to 3rd September 2004, inclusive. Shareholders will receive their dividends in United States Dollars, unless they are registered on the Jersey branch register where they will have the option to elect for Sterling. These shareholders may make new currency elections by notifying the United Kingdom transfer agent in writing by 30th September 2004. The Sterling equivalent of dividends declared in United States Dollars will be calculated by reference to a rate prevailing on 6th October 2004. Shareholders holding their shares through The Central Depository (Pte) Limited ('CDP') in Singapore will receive United States Dollars unless they elect, through CDP, to receive Singapore Dollars.

Press releases and other financial information on the Company can be accessed through the Internet at 'www.jardines.com'.

**www.jardines.com**

Jardine Strategic Holdings Limited
Jardine House, Hamilton, Bermuda